**A A 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH. D.C. 165 MAIL PROCESSING SECTION

SEC FILE NUMBER
8-26276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 Broadway
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Hartnedy (212) 698-0762
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg
(Name — *if individual, state last, first, middle name*)

370 Lexington Avenue, Suite 1007 (Address), New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/19/03

OATH OR AFFIRMATION

I, Peter Hartnedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LN Securities Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

V.P. - Treasurer

Title

Notary Public

ELLEN P. GRANT
NOTARY PUBLIC, State of New York
#01GR6020622
Qualified in New York County
Commission Expires March 1, 20 03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELEPHONE
AREA CODE 212
532-4287

TELECOPIER
AREA CODE 212
889-1694

PEGG & PEGG
ACCOUNTANTS AND AUDITORS
370 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

Independent Auditor's Report

The Board of Directors
LN Securities Inc.

We have audited the accompanying statement of financial condition of LN Securities Inc. (formerly Lepercq, de Neuflize Securities Inc.) (a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LN Securities Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg

New York, NY
February 3, 2003

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents (note 1)			$ 84,894
Cash segregated under Federal regulations (note 2)			188,054
Investment – money market fund (note 5)			598,008
Receivables:			
Brokers and dealers		$ 46,821	
Other	$ 86,825		
Less: Allowance for doubtful accounts	(54,000)	32,825	
			79,646
Investment – Lepercq de Neuflize/Tocqueville Securities L.P. (note 5)			39,177
Investment – other (note 5)			3,300
Membership in New York Stock Exchange, Inc., at cost (current market value of $2,000,000)			250,000
Total assets			$ 1,243,079

Liabilities and Stockholder's Equity

Payables:		
Due to Parent (note 6)		175,349
Accrued expenses and other liabilities		11,535
Total liabilities		186,884
Stockholder's equity:		
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000	
Additional paid-in capital	1,171,745	
Accumulated deficit	(116,550)	
Total stockholder's equity		1,056,195
Total liabilities and stockholder's equity		$ 1,243,079

See accompanying notes to statement of financial condition.

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

December 31, 2002

(1) General Information and Summary of Significant Accounting Policies

LN Securities Inc. (the "Company") (formerly Lepercq, de Neuflize Securities Inc.) is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated (the "Parent").

Membership in the New York Stock Exchange, Inc.

The membership in the New York Stock Exchange, Inc. is carried at cost, or at a lesser amount if there is a permanent impairment in value. No such impairment is evident as of December 31, 2002.

Income Taxes

In connection with the recognition of deferred income taxes, the Company had no material differences, between the tax basis of assets or liabilities and their reported amounts in the financial statements, that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Accordingly, the Company did not recognize a deferred tax asset or liability.

The Company's income is included in the consolidated income tax returns filed by the Parent. The Parent follows the policy of allocating taxes to the Company equivalent to the tax that would have been computed on a separate tax return basis.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held at banks, interest bearing time deposits held at brokers and U.S. Treasury Bills. Cash segregated under Federal regulations are excluded.

(2) Cash Segregated Under Federal Regulations

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to hold cash segregated under Federal regulations for the exclusive benefit of its customers. At December 31, 2002, the Company had on deposit, cash of $188,054 in the special reserve account.

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(3) Concentration of Credit Risk

Protection is afforded to cash and cash equivalents by the Federal Depositors Insurance Corporation, (FDIC), subject to coverage limitations and by the Securities Investors Protection Corporation (SIPC), and by private insurance.

Investments in the Alliance Treasury Reserve Fund and Vanguard Treasury Money Market are backed by the full faith and credit of the United States of America, to the extent that underlying securities held by the fund are short-term U.S. Treasury obligations.

The following is a summary of the insured and/or collateralized amounts and uninsured amounts at December 31, 2002.

Cash	$ 84,894
Cash segregated under Federal regulations	188,054
Investment – money market funds	598,008
Total	870,956
Portion insured by FDIC, SIPC, private insurance and collateralized or backed by the full faith and credit of the United States of America	782,902
Uninsured balances	$ 88,054

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(4) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2002, the Company had net capital of $726,100, which was $476,100 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

(5) Investments

At December 31, 2002, the Company held $598,008 of U.S. Treasury money market funds. The Company's investments in such funds are considered available for sale and are valued at fair market value, which is equivalent to its cost of $1 per share.

On June 28, 2000, the Company purchased 300 warrants of the National Association of Securities Dealers Inc. for $3,300. These warrants can be exercised to purchase shares of common stock of the NASDAQ Stock Market Inc., beginning June 28, 2002. As of December 31, 2002, the Company has not exercised this option. The warrants are not readily marketable and are not listed on a security exchange or independent publicly quoted market. Therefore, management has decided to carry this investment at cost.

As part of a series of transactions dated May 1, 2002, the Company's parent contributed additional capital, valued at $25,000, in the form of a 30% interest in Lepercq de Neuflize Asset Management LLC (a Delaware limited liability company). The Company exchanged this LLC interest along with its brokerage accounts for a 33-1/3% interest in Lepercq de Neuflize/Tocqueville Securities L.P. (a Delaware limited liability company and itself a registered broker dealer).

The Company accounts for its investment in Lepercq de Neuflize/Tocqueville Securities L.P. (LNTS) under the equity method. The carrying amount of the investment is increased by any additional investment and by the investor's share of profits as defined in the LNTS agreement. The investment is decreased by distributions received from the investee and by investor's share of losses as defined.

There are no material unrealized gains or losses or deferred tax attributes associated with the Company's investments at December 31, 2002.

LN Securities Inc.
(formerly Lepercq, de Neuflize Securities Inc.)
(a wholly owned subsidiary of
Lepercq, de Neuflize & co. Incorporated)

Notes to Statement of Financial Condition

(6) Related Party Transactions

As part of an agreement with the Company, the Parent provides certain services as may be required by the Company to conduct its business. The cost of such services includes salaries and related expenses, rent, telephone, office supplies and other operating expenses, and is allocated to the Company based on estimated usage. At December 31, 2002 the Company owed its Parent $58,631 for such services.

As a result of its present tax sharing agreement, the Company owes its Parent $116,718, at December 31, 2002.

(7) Profit-Sharing Plan

The Parent has a Code Section 401(k) profit-sharing plan, which includes the Company's employees. The name of the plan, as adopted by the Parent, is the Lepercq, de Neuflize & Co. Inc. 401(k) Plan. The Company's allocated share of matching contributions was $1,596 for the year ended December 31, 2002. There was no profit-sharing contribution made for the year.

TELEPHONE
AREA CODE 212
532-4287

TELECOPIER
AREA CODE 212
889-1694

PEGG & PEGG

ACCOUNTANTS AND AUDITORS
370 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

Independent Auditor's Supplementary Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
LN Securities Inc.

In planning and performing our audit of the statement of financial condition of LN Securities Inc. (formerly Lepercq, de Neuflize Securities Inc.) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LN Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pegg & Pegg

New York, NY
February 3, 2003